CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Strategic Accelerated Redemption Securities® Linked to the Worst Performing of Three Airline Sector Stocks	$1,835,000.00	$213.23

(1)   Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-184193

(To Prospectus Addendum dated December 24,

2014, Prospectus dated September 28, 2012,

Prospectus Supplement dated September 28,

2012 and Product Supplement STOCK STR-1

dated April 13, 2015)

183,500 Units $10 principal amount per unit Term Sheet No. STR-73 CUSIP No. 25156D514	Pricing Date Settlement Date Maturity Date	June 30, 2015 July 7, 2015 July 12, 2019

Strategic Accelerated Redemption Securities® Linked to the Worst

Performing of Three Airline Sector Stocks

▪  Automatically callable if the Observation Level of each Underlying Stock on any Observation Date, occurring approximately one year, two years, three years and four years after the pricing date, is at or above its respective Starting Value

▪  In the event of an automatic call, the amount payable per unit will be:

▪ $12.762 if called on the first Observation Date

▪ $15.524 if called on the second Observation Date

▪ $18.286 if called on the third Observation Date

▪ $21.048 if called on the final Observation Date

▪  If not called on the first, second or third Observation Dates, a maturity of approximately four years

▪  If not called, 1-to-1 downside exposure to decreases in the Worst Performing Underlying Stock, with up to 100% of your principal at risk

▪  All payments are subject to the credit risk of Deutsche Bank AG

▪  No periodic interest payments

▪  Limited secondary market liquidity, with no exchange listing

The notes are being issued by Deutsche Bank AG (“Deutsche Bank”) through its London Branch. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-8 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement STOCK STR-1.

The initial estimated value of the notes as of the pricing date is $9.60 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

By acquiring the notes, you will be deemed to agree to be bound by any Resolution Measure imposed by our competent resolution authority. See “Consent to Potential Imposition of Resolution Measures” on page TS-4 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

__________________________________________________

	Per Unit	Total
Public offering price	$ 10.00	$ 1,835,000
Underwriting discount	$ 0.20	$ 36,700
Proceeds, before expenses, to Deutsche Bank	$ 9.80	$ 1,798,300

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June 30, 2015

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Summary

The Strategic Accelerated Redemption Securities® Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019 (the “notes”) are our senior unsecured obligations. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debts except for debts required to be preferred by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank and to any Resolution Measure (as described herein) imposed by our competent resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of each of the three airline sector stocks described below (the “Underlying Stocks”) is equal to or greater than its Call Level on the relevant Observation Date. If your notes are not automatically called, at maturity, you will lose all or a portion of the principal amount of your notes based on the performance of the Worst Performing Underlying Stock (as defined below). Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stocks, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. Our initial estimated value of the notes was determined based on our valuation of two theoretical components of the notes: (i) a theoretical bond component and (ii) a theoretical derivative component. The value of the bond component of the notes is calculated based on an internal funding rate, which is determined primarily based on the rates at which our conventional debt securities of comparable maturity may trade, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The value of the derivative component is calculated based on our internal pricing models using relevant parameter inputs.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on the internal funding rate and the economic terms of certain related hedging arrangements. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below) reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes

Issuer:	Deutsche Bank AG, London Branch
Principal Amount:	$10.00 per unit
Term:	Approximately four years, if not called on the first, second or third Observation Dates.
Market Measure:	The common stocks of American Airlines Group Inc. (NASDAQ symbol: “AAL”) (“AAL”), Delta Air Lines, Inc. (NYSE symbol: “DAL”) (“DAL”) and United Continental Holdings, Inc. (NYSE symbol: “UAL”) (“UAL”) (each, an “Underlying Company”)
Worst Performing Underlying Stock:	The Underlying Stock with the largest percentage decrease from its Starting Value to its Ending Value.
Automatic Call:	The notes will be automatically called on any Observation Date if the Observation Level of each Underlying Stock on that Observation Date is equal to or greater than its Call Level.
Starting Values:	AAL: $39.94 DAL: $41.08 UAL: $53.01
Ending Values:	With respect to each Underlying Stock, its Observation Level on the final Observation Date.
Observation Levels:	With respect to each Underlying Stock, its Closing Market Price on the applicable Observation Date, multiplied by its Price Multiplier on that day.
Price Multipliers:	With respect to each Underlying Stock, 1, subject to adjustment for certain corporate events relating to that Underlying Stock described beginning on page PS-23 of product supplement STOCK STR-1.

Observation Dates:

July 8, 2016, July 7, 2017, July 6, 2018 and July 5, 2019 (the final Observation Date).

The Observation Dates are subject to postponement if a Market Disruption Event occurs, as described on page PS-20 of product supplement STOCK STR-1 and “Other Terms of the Notes” on page TS-10.

Call Levels:	With respect to each Underlying Stock, 100% of its Starting Value.
Call Amounts and Call Premiums (per Unit):

$12.762, representing a Call Premium of $2.762 and a return of 27.62% of the principal amount, if called on the first Observation Date;

$15.524, representing a Call Premium of $5.524 and a return of 55.24% of the principal amount, if called on the second Observation Date;

$18.286, representing a Call Premium of $8.286 and a return of 82.86% of the principal amount, if called on the third Observation Date; and

$21.048, representing a Call Premium of $11.048 and a return of 110.48% of the principal amount, if called on the final Observation Date.

Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-20 of product supplement STOCK STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Values:	With respect to each Underlying Stock, 100% of its Starting Value.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-15.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Deutsche Bank, acting jointly.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Payment Determination

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date based on the performance of the Worst Performing Underlying Stock, determined as follows:

Because the Threshold Value for each Underlying Stock is equal to its Starting Value, you will lose all or a portion of your investment if the Ending Value of any Underlying Stock is less than its Starting Value.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STOCK STR-1 dated April 13, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315002916/crt_dp55213-424b2.pdf

▪	Prospectus supplement dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

▪	Prospectus dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

▪	Prospectus addendum dated December 24, 2014:

http://www.sec.gov/Archives/edgar/data/1159508/000095010314009034/crt_52088.pdf

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Deutsche Bank. The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

Consent to Potential Imposition of Resolution Measures

Under the German Recovery and Resolution Act, which went into effect on January 1, 2015, the notes may be subject to any Resolution Measure by our competent resolution authority under relevant German and/or European law if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. A “Resolution Measure” may include: (i) a write down, including to zero, of any payment (or delivery obligations) on the notes; (ii) a conversion of the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) any other resolution measure, including (but not limited to) any transfer of the notes to another entity, the amendment of the terms and conditions of the notes or the cancellation of the notes. By acquiring the notes, you will be deemed to agree:

•	to be bound by any Resolution Measure,

•	that you would have no claim or other right against us, the trustee and the paying agent arising out of any Resolution Measure, and

•	that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as set forth in the accompanying prospectus addendum dated December 24, 2014.

Please read “Risk Factors” in this term sheet and see the accompanying prospectus addendum for further information.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪  You anticipate that the Observation Level of each Underlying Stock on an Observation Date will be equal to or greater than its Call Level and, in that case, you accept an early exit from your investment.

▪  You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the price of one or more of the Underlying Stocks is significantly greater than the return represented by the applicable Call Premium.

▪  If the notes are not called, you accept that your investment will result in a loss, which could be significant.

▪  You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪  You are willing to forgo dividends or other benefits of owning shares of the Underlying Stocks.

▪  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the internal funding rate and fees and charges on the notes.

▪  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount, as applicable.

▪  You are willing to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

▪  You wish to make an investment that cannot be automatically called prior to maturity.

▪  You anticipate that the Observation Level of one or more of the Underlying Stocks will be less than its Call Level on each Observation Date, including the final Observation Date.

▪  You seek an uncapped return on your investment.

▪  You seek principal repayment or preservation of capital.

▪  You seek interest payments or other current income on your investment.

▪  You want to receive dividends or other distributions paid on the Underlying Stocks.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪  You are unwilling to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount you will receive on the applicable Call Settlement Date or, if not called, the calculation of the Redemption Amount, based on the hypothetical terms set forth below. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels and Ending Value of each Underlying Stock, whether the notes are called on an Observation Date, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00 for each Underlying Stock;

2)	a Threshold Value of 100.00 for each Underlying Stock;

3)	a Call Level of 100.00 for each Underlying Stock;

4)	the term of the notes from July 7, 2015 to July 12, 2019 if the notes are not called on the first, second or third Observation Dates;

5)	the Call Premium of $2.762 if the notes are called on the first Observation Date, $5.524 if called on the second Observation Date, $8.286 if called on the third Observation Date and $11.048 if called on the final Observation Date; and

6)	Observation Dates occurring on July 8, 2016, July 7, 2017, July 6, 2018 and July 5, 2019 (the final Observation Date).

The hypothetical Starting Value of 100.00 for each Underlying Stock used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value of any Underlying Stock. For recent actual prices of the Underlying Stocks, see “The Underlying Stocks” section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level of each Underlying Stock on one of the Observation Dates is equal to or greater than its Call Level.

Example 1 – The Observation Level of each Underlying Stock on the first Observation Date is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.762 = $12.762 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – On the first Observation Date, although the Observation Level of each of AAL and DAL is above its Call Level, the Observation Level of UAL is below its Call Level. Therefore, the notes will not be called on the first Observation Date. On the second Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $5.524 = $15.524 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – On the first, second and third Observation Dates, although the Observation Level of each of AAL and DAL is above its Call Level, the Observation Level of UAL is below its Call Level. Therefore, the notes will not be called on the first, second or third Observation Date. On the fourth and final Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $11.048 = $21.048 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date because the Observation Level of at least one Underlying Stock is below its Call Level on each Observation Date (including the final Observation Date) even though the Observation Level of each of the other Underlying Stocks is above its Call Level. Because the Redemption Amount will be based on the performance of the Worst Performing Underlying Stock and the Ending Value of at least one Underlying Stock is less than its Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if AAL is the Worst Performing Underlying Stock and its Ending Value is 70.00, the Redemption Amount per unit will be:

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date									Notes Are Not Called on Any Observation Date
	Example 1			Example 2			Example 3			Example 4
	AAL	DAL	UAL	AAL	DAL	UAL	AAL	DAL	UAL	AAL	DAL	UAL
Starting Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Call Levels	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Threshold Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Observation Levels on the First Observation Date	135.00	135.00	125.00	105.00	105.00	90.00	108.00	108.00	90.00	108.00	108.00	90.00
Observation Levels on the Second Observation Date	N/A	N/A	N/A	130.00	130.00	135.00	105.00	105.00	95.00	90.00	90.00	105.00
Observation Levels on the Third Observation Date	N/A	N/A	N/A	N/A	N/A	N/A	108.00	108.00	90.00	108.00	108.00	90.00
Observation Levels on the Final Observation Date	N/A	N/A	N/A	N/A	N/A	N/A	120.00	120.00	115.00	115.00	115.00	70.00
Returns of the Underlying Stocks	35.00%	35.00%	25.00%	30.00%	30.00%	35.00%	20.00%	20.00%	15.00%	15.00%	15.00%	-30.00%
Return of the Notes(1)	27.62%			55.24%			110.48%			-30.00%
Call Amount / Redemption Amount per Unit	$12.762			$15.524			$21.048			$7.00

(1)	Represents the total return over the period during which the notes were outstanding before the Call Settlement Date or the Maturity Date, as applicable.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement STOCK STR-1, page PS-3 of the prospectus supplement and page 2 of the prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The notes may be written down to zero, be converted into equity or other instruments or become subject to other Resolution Measures. You may lose some or all of your investment if any such measure becomes applicable to us. The imposition of any Resolution Measure does not constitute a default or an event of default under the notes, the senior indenture or for the purpose of the Trust Indenture Act of 1939 or give you any other right to accelerate or terminate the notes. You may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure. Please see “Consent to Potential Imposition of Resolution Measures” in this term sheet and the “Risk Factors” on page 2 of the accompanying prospectus addendum for more information.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Underlying Stocks.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduces the economic terms of the notes to you.

▪	Our internal pricing models consider relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions’ valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

▪	The public offering price you pay for the notes exceeds the initial estimated value. The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), all as further described in “Structuring the Notes” on page TS-15. These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the prices of the Underlying Stocks, will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion. These prices will include MLPF&S’s trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of the Underlying Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you. Our economic interests in determining the initial estimated value of the notes on the pricing date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, are potentially adverse to your interests as an investor in the notes.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

▪	The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.

▪	You will have no rights of a holder of the Underlying Stocks, and you will not be entitled to receive shares of the Underlying Stocks or dividends or other distributions by any Underlying Company.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.

▪	The payment on the notes will not be adjusted for all corporate events that could affect the Underlying Stocks. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page PS-23 of product supplement STOCK STR-1.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to you. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-34 of product supplement STOCK STR-1.

Additional Risk Factors

The notes are subject to the risks of each Underlying Stock, not a basket composed of the Underlying Stocks, and will be negatively affected if the price of any Underlying Stock decreases from its Starting Value as of any Observation Date, even if the price of the other Underlying Stock increases from its Starting Value as of those days. You are subject to the risks associated with each Underlying Stock. On any Observation Date, if the Observation Level of any Underlying Stock is less than its Call Level, the notes will not be called, even if the Observation Level of the other Underlying Stock is greater than its Call Level. If the notes are not called, the Redemption Amount will be determined only by reference to the Worst Performing Underlying Stock, regardless of the performance of the other Underlying Stock. The notes are not linked to a basket composed of the Underlying Stocks, where the depreciation in the price of one Underlying Stock could be offset to some extent by the appreciation in the price of the other Underlying Stock. In the case of the notes that we are offering, the individual performance of each Underlying Stock would not be combined, and the depreciation in the price of one Underlying Stock would not be offset by any appreciation in the price of the other Underlying Stock.

You will not benefit in any way from the performance of any better performing Underlying Stock. The return on the notes depends solely on the performance of the worst performing Underlying Stock (which may or may not be the same Underlying Stock on each Observation Date), and you will not benefit in any way from the performance of any better performing Underlying Stock. The notes may underperform a similar investment in each of the Underlying Stocks or a similar alternative investment linked to a basket composed of any Underlying Stock. In either such case, the performance of the better performing Underlying Stocks would be blended with the performance of the worst performing Underlying Stock, resulting in a potentially better return than what you would receive on the notes.

Because the notes are linked to three Underlying Stocks, as opposed to only one, it is more likely that the notes will not be automatically called on an Observation Date; if not called, you will lose all or a portion of your investment. With three Underlying Stocks, it is more likely that the price of one of the Underlying Stocks will close below its Call Level on any Observation Date (and, therefore, the notes will not be automatically called) than if the notes were linked to only one of the Underlying Stocks. If the notes are not called, your return will depend on the Ending Value of the Worst Performing Underlying Stock as compared to its Starting Value, and you will lose all or a portion of your investment.

The Underlying Stocks are concentrated in one sector. All of the Underlying Stocks are issued by companies in the airline sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Underlying Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the airline sector, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors. In addition, because the Underlying Stocks are concentrated in one sector, their prices may increase or decrease at similar times and by similar magnitudes, and they may perform similarly over the term of the notes. You will be subject to risks relating to the relationship among the Underlying Stocks.

Adverse conditions in the airline sector may reduce your return on the notes. All of the Underlying Stocks are issued by companies whose primary lines of business are directly associated with the airline sector. The profitability of these companies is largely dependent on, among other things, customer demand, government regulation, fuel costs and availability, timely maintenance of its aircraft, weather conditions, talent attraction and retention, brand recognition, public perception of safety and security affecting airlines, and industry competition. In addition, adverse economic, business, market, environmental, labor or tax developments affecting the U.S., the areas of the world in which these companies operate and/or the airline sector could affect the prices of the Underlying Stock. Any of these factors may have an adverse effect on the value of the notes.

Two Underlying Stocks have limited historical information. AAL commenced trading on December 9, 2013 and UAL commenced trading on October 1, 2010. Because two of the three Underlying Stocks have a limited trading history, your investment in the notes may involve a greater risk than investing in securities linked to one or more stocks with more established records of performance.

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Other Terms of the Notes

Market Disruption Events and Other Events

If, for any Underlying Stock (an “Affected Underlying Stock”), a scheduled Observation Date is not a trading day or a Market Disruption Event occurs on that day (in either case, such day being a “non-calculation day”), the calculation agent will determine the Closing Market Prices of the Underlying Stocks for that non-calculation day, and as a result, the relevant Observation Level or the Ending Value, as applicable, as follows:

•	the Closing Market Price of an Underlying Stock that is not an Affected Underlying Stock will be its Closing Market Price on that non-calculation day; and

•	the Closing Market Price of an Underlying Stock that is an Affected Underlying Stock for the applicable non-calculation day will be determined in the same manner as described in the fifth and the sixth paragraphs of “Description of the Notes—Automatic Call” in the product supplement STOCK STR-1.

Strategic Accelerated Redemption Securities®	TS-10

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

The Underlying Stocks

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because the Underlying Stocks are registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable SEC CIK number set forth below.

This term sheet relates only to the notes and does not relate to the Underlying Stocks or to any other securities of the Underlying Companies. The Underlying Companies will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of any Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to any Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding any Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of an Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning any Underlying Company could affect the price of the relevant Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stocks is not a recommendation to buy or sell the Underlying Stocks.

Historical Data

The following tables show the quarterly high and low Closing Market Prices of the shares of the Underlying Stocks on their primary exchange from the first quarter of 2008 or the date when an Underlying Stock began trading, as applicable, through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits. This historical data on the Underlying Stocks is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the price per share of any Underlying Stock during any period set forth below is not an indication that the price per share of such Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stocks.

Strategic Accelerated Redemption Securities®	TS-11

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

American Airlines Group Inc.

American Airlines Group Inc. is a holding company whose primary business activity is the operation of two network carriers through its principal, wholly-owned subsidiaries: American Airlines, Inc., US Airways Group, Inc. and Envoy Aviation Group, Inc. On December 9, 2013, American Airlines Group Inc.’s common stock began trading on the NASDAQ Global Select Market under the symbol “AAL.” The company’s CIK number is 6201.

The following table sets forth the historical information for the period since December 9, 2013.

		High ($)	Low ($)
2013	Fourth Quarter (from December 9, 2013)	26.61	24.60

2014	First Quarter	39.02	25.36
	Second Quarter	44.55	33.37
	Third Quarter	43.86	35.03
	Fourth Quarter	53.63	28.58

2015	First Quarter	55.76	46.53
	Second Quarter (through the pricing date)	52.71	39.48

Strategic Accelerated Redemption Securities®	TS-12

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Delta Air Lines, Inc.

Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight, and mail over a network of routes throughout the United States and internationally. This Underlying Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “DAL.” The company’s CIK number is 27904.

		High ($)	Low ($)
2008	First Quarter	18.53	8.35
	Second Quarter	10.48	5.00
	Third Quarter	9.94	4.64
	Fourth Quarter	11.52	5.64

2009	First Quarter	12.38	3.93
	Second Quarter	8.11	5.40
	Third Quarter	9.65	5.68
	Fourth Quarter	11.81	6.95

2010	First Quarter	14.65	11.22
	Second Quarter	14.93	11.31
	Third Quarter	12.61	9.97
	Fourth Quarter	14.33	11.24

2011	First Quarter	13.00	9.79
	Second Quarter	11.51	9.00
	Third Quarter	9.41	6.62
	Fourth Quarter	9.02	6.65

2012	First Quarter	11.30	8.01
	Second Quarter	12.10	9.81
	Third Quarter	11.12	8.55
	Fourth Quarter	11.94	9.33

2013	First Quarter	17.07	12.23
	Second Quarter	18.97	14.39
	Third Quarter	24.01	18.41
	Fourth Quarter	29.34	24.02

2014	First Quarter	35.37	27.70
	Second Quarter	42.23	31.73
	Third Quarter	40.93	35.61
	Fourth Quarter	49.23	30.90

2015	First Quarter	50.70	43.42
	Second Quarter (through the pricing date)	47.40	40.57

Strategic Accelerated Redemption Securities®	TS-13

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

United Continental Holdings, Inc.

United Continental Holdings, Inc. is a holding company with its principal, wholly-owned subsidiary being United Airlines, Inc., which owns and operates airlines that transport people and cargo. On October 1, 2010, United Continental Holdings, Inc.’s common stock began trading on the NYSE under the symbol “UAL.” The company’s CIK number is 100517.

The following table sets forth the historical information for the period since October 1, 2010.

		High ($)	Low ($)
2010	Fourth Quarter	29.53	23.27

2011	First Quarter	27.48	22.17
	Second Quarter	26.68	19.79
	Third Quarter	23.03	16.61
	Fourth Quarter	21.24	15.53

2012	First Quarter	24.97	17.48
	Second Quarter	25.17	20.58
	Third Quarter	24.82	17.78
	Fourth Quarter	24.19	19.21

2013	First Quarter	32.50	23.95
	Second Quarter	34.75	28.66
	Third Quarter	36.25	27.71
	Fourth Quarter	39.83	29.65

2014	First Quarter	49.18	37.73
	Second Quarter	48.05	39.20
	Third Quarter	51.74	38.62
	Fourth Quarter	66.89	40.55

2015	First Quarter	73.62	63.83
	Second Quarter (through the pricing date)	64.02	51.23

Strategic Accelerated Redemption Securities®	TS-14

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us that they or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of repurchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stocks, the remaining term of the notes, and our creditworthiness. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated value of the notes at the time of repurchase.

MLPF&S has also advised us that, if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. This price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Deutsche Bank or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stocks. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stocks. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-18 of product supplement STOCK STR-1.

Strategic Accelerated Redemption Securities®	TS-15

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Summary Tax Consequences

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this term sheet have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of January 1, 2015, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated as of January 1, 2015, which has been filed by the Issuer on Form 6-K dated January 5, 2015.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, a prospectus and a prospectus addendum) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Strategic Accelerated Redemption Securities®	TS-16

Strategic Accelerated Redemption Securities®

Linked to the Worst Performing of Three Airline Sector Stocks, due July 12, 2019

Market-Linked Investments Classification

MLPF&S has advised us that it classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

Strategic Accelerated Redemption Securities®	TS-17